SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2009 MAY -5 A 8:10

09046147

SUPPL

4 May 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 April 2009 which we released to The Stock Exchange of Hong Kong Limited on 30 April 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

dlw 5/18

E:\bryant\Bermuda\SL Asia\Chg of dir\GA\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Resignation of Director and Further Information in respect of the re-election of Directors at the Annual General Meeting

Subsequent to the despatch of the Circular, the Board announces that Mr Giovanni Angelini is retiring from the Company and has accordingly tendered his resignation as an executive director of the Company with effect from 30 April 2009. The Board would also like to provide further information to the Shareholders regarding the re-election of directors of the Company at the Annual General Meeting.

INTRODUCTION

Shangri-La Asia Limited (the "Company") has despatched to its shareholders (the "Shareholders") a circular dated 24 April 2009 (the "Circular") in respect of certain matters including the re-election of directors of the Company at the annual general meeting of the Company to be held on Wednesday, 27 May 2009 at 10:00 a.m. at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong or any adjournment thereof (the "Annual General Meeting").

RESIGNATION OF DIRECTOR

The board of directors of the Company (the "Board") announces that Mr Giovanni Angelini is retiring from the Company and has accordingly tendered his resignation as an executive director of the Company with effect from 30 April 2009.

Mr Angelini has confirmed to the Board that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the Shareholders.

The Board would like to express its gratitude to Mr Angelini for his invaluable contributions to the Company during his tenure of office as an executive director of the Company.

PROPOSED RE-ELECTION OF DIRECTORS

The Board would like to provide further information to the Shareholders regarding the re-election of directors of the Company at the Annual General Meeting.

Bye-law 99 of the bye-laws of the Company (the "Bye-Laws") stipulates that at each annual general meeting, if the number of directors retiring under this bye-law is less than one-third (or the number nearest one-third if the total number of directors is not three or a multiple of three) of the directors for the time being, then additional directors shall retire from office by rotation to make up the shortfall provided that every director shall retire from office no later than the third annual general meeting after he/she was last elected or re-elected.

Following the retirement of Mr Giovanni Angelini as director of the Company with effect from 30 April 2009, Mr Ho Kian Guan shall retire by rotation in accordance with the Bye-Laws. Mr Ho Kian Guan, being eligible, offers himself for re-election at the Annual General Meeting. Apart from Mr Ho Kian Guan, the other three directors who will retire by rotation are Mr Lui Man Shing, Madam Kuok Oon Kwong and Mr Wong Kai Man.

SUPPLEMENTAL CIRCULAR

A supplemental circular (the "Supplemental Circular") containing particulars of Mr Ho Kian Guan together with a new proxy form (the "Second Proxy Form") for the Annual General Meeting will be sent to the Shareholders on or about 4 May 2009. Please refer to Appendix II to the Circular for details of the other two retiring directors who have offered themselves for re-election, namely, Mr Lui Man Shing and Mr Wong Kai Man.

SECOND PROXY FORM

Since the proxy form (the "First Proxy Form") sent together with the Circular and the annual report of the Company for the year ended 31 December 2008 does not contain the proposed resolution for re-election of Mr Ho Kian Guan as director as set out in the Supplemental Circular, the Second Proxy Form has been prepared and will be sent to the Shareholders together with the Supplemental Circular.

Shareholders are requested to complete and return the Second Proxy Form in accordance with the instructions printed thereon to the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Special arrangements about the completion and submission of the Second Proxy Form are also set out in the Supplemental Circular. Shareholders who have appointed or intend to appoint proxies to attend the Annual General Meeting are requested to pay particular attention to the special arrangements set out therein.

The Supplemental Circular and the Second Proxy Form will be available on the Company's website at www.ir.shangri-la.com and HKExnews website at www.hkexnews.hk.

Shareholders are advised to read the Supplemental Circular together with the Circular for information of the voting arrangements.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 30 April 2009

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as executive directors; Mr Ho Kian Guan, Madam Kuok Oon Kwong, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as non-executive directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as independent non-executive directors.

* *for identification purposes only*